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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-14646

                           NOTIFICATION OF LATE FILING

(Check   One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  December 31, 1998

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[  ]    Transition Report on Form 10-K             [  ]   Transition Report on Form 10-Q
[  ]    Transition Report on Form 20-F             [  ]   Transition Report on Form N-SAR
[  ]    Transition Report on Form 11-K
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For the Transition Period Ended:    _________________________

  Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:        ENTERTAINMENT INTERNATIONAL LTD.
Former name if applicable:      AIRSHIP INTERNATIONAL LTD.
Address of principal executive office (Street and number):
       7380 Sand Lake Road, Suite 350
City, State and Zip Code:
       Orlando, FL  32819

                        PART II. RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[ X ] (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

        The registrant is unable to file its Annual Report (the "Annual Report") on Form 10-K for its fiscal year ended December 31, 1998 by the prescribed date of March 31, 1999 without unreasonable effort or expense due to unforeseen circumstances encountered in connection with its audit of its financial statements for the year ended December 31, 1998. The registrant intends to file the Annual Report on or prior to the prescribed extended date.


                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

             Samuel F. Ottensoser      (212)                 702-5962
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                    (Name)          (Area code)         (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ]  Yes     [X]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                       ENTERTAINMENT INTERNATIONAL LTD.
                ------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 1999        By: /s/ Louis J. Pearlman
                                 ------------------------
                                 Louis J. Pearlman, President
                                 Chairman and Chief Executive Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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                                  ATTACHMENT:

[LOGO] MEEKS, DORMAN & COMPANY, P.A.
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

March 30, 1999

Mr. Louis J, Pearlman
Airship International, Ltd.
7380 Sand Lake Road
Suite 350
Orlando, Florida 32819

Dear Mr. Pearlman:

As you know, we are in the process of completing our audit of your December 31, 1998 financial statements. In order to complete the audit we need to receive confirmation on the Orix, Gulf and WDL liabilities as of December 31, 1998. I have obtained a verbal promise from these companies that the confirmation would be forth coming. Once we have received the final confirmation directly from these companies, which should be no later than April 6, 1999, we will be in a position to release the financial statements.

Since the due date for filing your Form 10K for the year ended December 31, 1998 is March 31, 1999, we recommend that you file a Form 12(b)(25) with the SEC to inform them of your filing schedule.


Very truly yours,


CHARLIE M. MEEKS
Charlie M. Meeks
Managing Director




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2180 West State Road 434 * Suite 4148 * Longwood, FL 32779 * Phone: (407) 786-1500 * Fax: (407) 786-1507 * www.mdepa.net
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* American Institute   *Florida Institute of     *Division for CPA    *Tax Division and Personal   *The International Group
  of Certified Public   Certified Public          Firms SEC and        Financial Planning Division  Accounting Firms with Associated
  Accountants           Accountants               Private Companies    of the American Institute    Offices in Principal U.S. and
                                                  Practice Sections    of Certified Public          International Cities
                                                                       Accountants
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